SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06040513

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission File Number: 01-14010

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

Waters Employee Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Waters Employee Investment Plan

Date: June 27, 2006

By: ______________________
John Ornell
Employee Benefits Administration Committee

WATERS EMPLOYEE INVESTMENT PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
TO ACCOMPANY 2005 FORM 5500
ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN UNDER ERISA

AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEAR ENDED DECEMBER 31, 2005

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WATERS EMPLOYEE INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENT AND SUPPLEMENTAL SCHEDULE
as of December 31, 2005 and 2004
and for the year ended December 31, 2005

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

CCR
CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive | Westborough, MA 01581 | 508.926.2200 | 508.616.2943 fax | www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrative Committee of
Waters Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of **Waters Employee Investment Plan** (the Plan) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year ended then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of **Waters Employee Investment Plan** as of December 31, 2004, was audited by other auditors whose report dated June 28, 2005 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlin, Charron & Rosen LLP

Westborough, Massachusetts
June 15, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Waters Employee Investment Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Waters Employee Investment Plan (the "Plan") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
June 28, 2005

WATERS EMPLOYEE INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005		2004	
Assets				
Investments, at fair value (Note 2)				
Waters Corporation Stock Fund	$ 24,209,197	*	$ 31,568,824	*
Fidelity Puritan Fund	24,304,695	*	22,838,949	*
Fidelity Magellan Fund	28,895,166	*	29,808,083	*
Fidelity Growth Company Fund	13,552,118	*	11,677,690	*
Fidelity Growth & Income Portfolio	12,710,467	*	12,863,348	*
Fidelity Intermediate Bond Fund	8,349,847		8,838,268	
Fidelity Low-Priced Stock Fund	16,801,825	*	16,094,676	*
Fidelity Diversified International Fund	22,511,485	*	17,467,584	*
AIM Constellation Fund A	12,061,249	*	12,662,559	*
Washington Mutual Investors Fund	1,903,805		1,460,613	
Fidelity U.S. Bond Index Fund	5,104,487		4,918,274	
Fidelity Managed Income Portfolio	752,990		394,530	
Spartan U.S. Equity Index Fund	5,482,317		4,594,147	
Templeton Developing Markets Trust A	4,380,743		2,690,873	
Self-Directed Brokeragelink Option:				
Common stock	9,409,512		9,245,028	
Mutual funds	4,384,972		2,874,601	
Other investments	357,944		409,510	
Cash and cash equivalents	2,110,450		1,600,284	
Fidelity Retirement Government Money Market Portfolio	16,183,726	*	17,113,842	*
Davis New York Venture Fund	630,490		-	
American Beacon Small Cap Value Fund	1,752,448		-	
Fidelity Freedom Income Fund	309,297		233,738	
Fidelity Freedom 2000 Fund	353,545		360,375	
Fidelity Freedom 2010 Fund	2,402,205		1,329,337	
Fidelity Freedom 2020 Fund	3,249,746		1,864,972	
Fidelity Freedom 2030 Fund	1,850,968		1,225,090	
Fidelity Freedom 2040 Fund	1,119,334		668,290	
Total investments	225,135,028		214,803,485	
Participant loans receivable	4,670,862		4,505,410	
Total assets	**229,805,890**		**219,308,895**	
Liabilities				
Accrued expenses	5,607		5,231	
Net assets available for benefits	**$ 229,800,283**		**$ 219,303,664**	

* Investment exceeds 5% of net assets available for benefits.

The accompanying notes are an integral part of the financial statements

WATERS EMPLOYEE INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

Additions	
Net investment income:	
Net appreciation in fair value of investments (Note 3)	$ 531,214
Interest income	787,487
Dividend income	7,008,066
	8,326,767
Contributions:	
Employer's contributions	3,346,584
Employees' contributions	11,512,454
Rollovers	779,199
	15,638,237
Total additions	**23,965,004**
Deductions	
Benefits paid directly to beneficiaries and participants	12,966,282
Rollovers to the Company's defined benefit plan	466,366
Administrative expenses	35,737
Total deductions	**13,468,385**
Net increase	**10,496,619**
Net assets available for benefits:	
Beginning of year	219,303,664
End of year	**$ 229,800,283**

The accompanying notes are an integral part of the financial statements

1. Description of Plan

The following description of Waters Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation (Waters or the Company), Waters Operating Corporation, and any eligible, legally affiliated company (Waters Company) to provide for their future financial security through participation in a systematic savings program to which each participating employer (the Employer or Employers) also contributes. The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates who work in the United States. The Plan is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the IRC), which allow a participant to elect to reduce taxable compensation (subject to certain limitations), with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In February 2004 the Company acquired all of the capital stock of NuGenesis Technologies Corporation (NuGenesis), a company headquartered in Westborough, Massachusetts. On May 6, 2004, the Company's Board of Directors voted to merge the defined contribution plan of NuGenesis into the Plan effective June 30, 2004. On June 30, 2004, net assets of $2,502,951 were transferred from the defined contribution plan of NuGenesis to the Plan. In addition to the June 30, 2004 transfer, the June 30, 2004 payroll contributions and loan repayments of $31,337 were deposited directly to the Plan. As a result of this merger, 110 additional participants became eligible to participate in the Plan.

Eligibility

Employees were eligible to participate in the Plan thirty days following their date of hire. Effective October 1, 2005, employees are eligible to participate in the Plan immediately upon their date of hire or rehire. The Employer does not begin to match employee contributions until employees have completed one year of service.

Contributions

Participants may elect to voluntarily contribute to the Plan from 1% to 30% of their annual compensation up to $14,000 and $13,000 for 2005 and 2004, respectively, on a before-tax basis. Effective April 1, 2003, participants who are over age 50, or who will reach age 50 during the year, could elect to make an additional pre-tax contribution, called a catch-up contribution, to the Plan ($4,000 for 2005 and $3,000 for 2004) provided their regular pre-tax contributions reach either the Plan's limit of 30% of eligible earnings or the Internal Revenue Service (IRS) dollar limit ($14,000 for 2005 and $13,000 for 2004).

Continued--

1. Description of Plan (Continued)

Contributions (Continued)

For contribution purposes, compensation includes salary, lump sum cash payments of merit pay increases, commissions, overtime pay, shift differentials, short-term disability pay, unused vacation pay, bonuses paid under the Performance Bonus Plan, and management incentive bonuses or certain other designated incentive plans. The Employer will match 50% of the first 6% of compensation contributed by the participant upon completion of a one-year service requirement. The employer matching contribution follows the investment elections selected by the participant for employee contributions. Contributions and compensation considered for matching contribution purposes are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, any applicable Employer matching contributions, and an allocation of Plan earnings and is charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Certain administrative expenses are charged directly against participants' accounts. Allocations of earnings and expenses are based on the participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

Vesting

Participants are fully vested, at all times, in their contributions as well as Employer matching, plus actual earnings thereon.

Rollover Election

Employees may make an eligible rollover contribution to the Plan at any time, even if they are not yet eligible to participate in the Plan.

Employees may irrevocably elect to roll over all or any portion of a distribution from the Waters Employee Investment Plan to the Waters Retirement Plan following termination (other than for death or disability).

Investments

Total investment options to which participants may direct their contributions in the Plan were twenty-five and twenty-three at December 31, 2005 and 2004, respectively. Each investment option offers a different level of risk and expected rate of return. Current investment options available to Plan participants include the following:

Continued--

1. Description of Plan (Continued)

Investments (Continued)

Waters Corporation Stock Fund (Stock Fund) – The Stock Fund is a fund that pools money with that of other employees to buy stock in the Employer or its affiliates and short-term investments designed to allow buying and selling without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the Stock Fund instead of shares of stock. In unusual circumstances, the Stock Fund may be closed to purchases or sales. The Stock Fund seeks to increase the value of investments over the long term by investing in the common stock of the Company. Monies may not be exchanged in or out of the Stock Fund more than once in any 30 day period.

Fidelity Puritan Fund – The Fidelity Puritan Fund is a balanced mutual fund that seeks to provide income and capital growth consistent with reasonable risk. It normally invests approximately 60% of its assets in stocks and other equity securities, and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral. The Fidelity Puritan Fund may invest in securities of domestic and foreign issuers.

Fidelity Magellan Fund – The Fidelity Magellan Fund is a growth mutual fund that seeks to provide capital appreciation. It normally invests primarily in common stocks. The Fidelity Magellan Fund may invest in securities of domestic and foreign issuers. Not more than 40% of its assets may be invested in companies operating exclusively in any one foreign county. Effective September 30, 1997, this fund was closed to most new accounts. A participant may continue to invest in this fund if the participant is currently investing in this fund.

Fidelity Growth Company Fund – The Fidelity Growth Company Fund is a growth mutual fund that seeks to provide capital appreciation. It normally invests in common stocks. The Fidelity Growth Company Fund invests in companies that the manager believes have above-average growth potential. It may invest in securities of domestic and foreign issuers.

Fidelity Growth & Income Portfolio – The Fidelity Growth and Income Portfolio is a growth and income mutual fund. It seeks to provide high total return through a combination of current income and capital appreciation. The Fidelity Growth and Income Portfolio normally invests a majority of its assets in common stocks, with a focus on those that pay current dividends and show potential for capital appreciation. The Fidelity Growth and Income Portfolio may invest in securities of domestic and foreign issuers.

Fidelity Intermediate Bond Fund – The Fidelity Intermediate Bond Fund is an income mutual fund that seeks to provide a high level of current income. It normally invests at least 80% of its assets in investment-grade debt securities of all types and repurchase agreements for those securities (those of medium and high quality). The Fidelity Intermediate Bond Fund is managed to have an overall interest rate risk similar to the Lehman Brothers Intermediate Government/Credit Bond Index. It will normally maintain a dollar-weighted average maturity between three and 10 years.

Continued--

1. Description of Plan (Continued)

Investments (Continued)

Fidelity Low-Priced Stock Fund – The Fidelity Low-Priced Stock Fund is a growth mutual fund that seeks to provide capital appreciation. It normally invests at least 80% of its assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies. Investments in smaller companies may involve greater risk than those of larger, more well-known companies. It may invest in securities of domestic and foreign issuers. It may invest in "growth" or "value" stocks, or both. If any shares are sold after being held for less than 90 days, the Fidelity Low-Priced Stock Fund will deduct a short-term trading fee equal to 1.5% of the value of the shares sold. Effective December 31, 2003, this fund was closed to most new accounts. A participant may continue to invest in this fund if the participant is currently investing in this fund. Effective July 30, 2004, this fund was closed to new accounts.

Fidelity Diversified International Fund – The Fidelity Diversified International Fund is a growth mutual fund that invests internationally and seeks to provide capital growth. It normally invests primarily in foreign securities. This fund normally invests primarily in common stocks. Foreign investments, especially those in emerging markets, involve greater risk and may offer greater potential returns than U.S. investments. If shares are sold after being held for less than 30 days, this fund will deduct a short-term trading fee equal to 1% of the value of the shares sold.

AIM Constellation Fund A – The AIM Constellation Fund is a growth mutual fund that seeks to increase the value of investments over the long term through capital growth. This fund invests in companies the manager believes are likely to benefit from new or innovative products, services, or processes that have demonstrated superior earnings growth. It may also invest in foreign securities, which involve greater risk.

Washington Mutual Investors Fund – The Washington Mutual Investors Fund is a growth and income fund that seeks to produce current income and to provide an opportunity for growth. This fund invests primarily in common stocks. It must be invested (95%) in the stocks of U.S. companies that meet the fund's "eligible list" criteria, which includes specific guidelines for return of capital, financial strength, and dividend payment.

Fidelity U.S. Bond Index Fund – The Fidelity U.S. Bond Index Fund is an income mutual fund that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index. This fund normally invests at least 80% of its assets in bonds included in the Lehman Brothers Aggregate Bond Index.

Continued--

1. Description of Plan (Continued)

Investments (Continued)

Fidelity Managed Income Portfolio – (MIP) – The Fidelity Managed Income Portfolio is a stable value fund (not a mutual fund). It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company (Fidelity), which is also the trustee of the Plan. This fund seeks to preserve principal investments while earning interest income. This fund will try to maintain a stable $1 unit price. The portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. All investment contracts and fixed income securities purchased for the portfolio must satisfy the credit quality standards of Fidelity. Participants are not permitted to make a direct exchange among MIP, Fidelity Freedom Income Fund and Fidelity Retirement Government Money Market Fund. Before exchanging among these funds, an exchange must first be made to a "noncompeting" fund for 90 days.

Spartan U.S. Equity Index Fund – The Fidelity Spartan U.S. Equity Index Fund is a growth and income mutual fund, sponsored by Fidelity that seeks to provide investment results that correspond to the total return (i.e. the combination of capital changes and income) performance of common stocks publicly traded in the United States. This fund normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks publicly traded in the United States.

Templeton Developing Markets Trust A – The Templeton Developing Markets Trust is a growth mutual fund that invests in emerging or developing markets and seeks to increase the value of investments over the long term through capital growth. This fund invests primarily in common stocks of companies in developing markets. Foreign investments, especially those in developing or emerging markets, involve greater risks and may offer greater potential returns than U.S. investments. If shares are sold after being held for less than 30 days, this fund will deduct a short-term trading fee equal to 2% of the value of the shares sold.

Self-Directed Brokeragelink Option – The Self-Directed Brokeragelink Option is a brokerage account that offers the opportunity to choose investments from a range of Fidelity and non-Fidelity mutual funds. This account is neither a mutual fund nor is it managed by any of the Fidelity Investments group of companies. This option seeks to provide a broad range of investments that allow expanded choices in managing retirement savings more actively. Participants alone determine how to invest the assets within their Fidelity Brokeragelink accounts. Effective July 1, 2005, a 50% account limit was placed on all self-directed brokerage asset transfers.

Continued--

1. Description of Plan (Continued)

Investments (Continued)

Fidelity Retirement Government Money Market Portfolio – The Fidelity Retirement Government Money Market Portfolio is a money market mutual fund that seeks to provide as high a level of current income as is consistent with the preservation of principal and liquidity. This fund normally invests at least 80% of its assets in U.S. Government securities and repurchase agreements for those securities. It may also enter into reverse repurchase agreements. Participants are not permitted to make a direct exchange among MIP, Fidelity Freedom Income Fund and Fidelity Retirement Government Money Market Fund. Before exchanging among these funds, an exchange must first be made to a "noncompeting" fund for 90 days.

Davis New York Venture Fund – Class A – The Davis New York Venture Fund is a value mutual fund that seeks to increase the value of participants' investments over the long term through capital growth. This fund primarily invests in stocks of large U.S. companies with market capitalization of at least $10 billion.

American Beacon Small Cap Value Fund – The American Beacon Small Cap Value Fund is a small cap value mutual fund that seeks to provide long term capital appreciation and current income. This fund primarily invests in equity securities of U.S. companies with market capitalization of $2.6 billion or less at the time of investment.

Fidelity Freedom Income Fund – The Fidelity Freedom Income Funds are investment options that allow the investor to select the fund that best matches his or her expected retirement year. The Fidelity Freedom Funds invest in a diversified portfolio of other Fidelity mutual funds to provide moderate asset allocation. They are designed for investors who want a simple yet diversified approach to investing for their retirement. The allocation strategy for the underlying stock, bond, and money market mutual funds is based on the number of years until the Freedom Funds reach their target retirement dates. Each Freedom Fund, with a target retirement date, will gradually adopt a more conservative asset allocation as it approaches its target retirement date. The Fidelity Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds and seeks to maintain a stable asset allocation from year to year. The Freedom Income Fund seeks high current income and, secondarily, capital appreciation. Freedom Funds with target retirement dates may invest in domestic and foreign stock funds, high yield and investment grade bond funds, and a money market fund. Participants are not permitted to make a direct exchange among MIP, Fidelity Freedom Income Fund and Fidelity Retirement. Before exchanging among these funds, an exchange must first be made to a "noncompeting" fund for 90 days.

Fidelity Freedom 2000 Fund – Seeks to provide high total returns for those who planned to retire around 2000. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2010 Fund – Seeks to provide high total returns for those planning to retire around 2010. The mix of underlying funds will gradually become more conservative over time.

Continued--

1. Description of Plan (Continued)

Investments (Continued)

Fidelity Freedom 2020 Fund – Seeks to provide high total returns for those planning to retire around 2020. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund – Seeks to provide high total returns for those planning to retire around 2030. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund – Seeks to provide high total returns for those planning to retire around 2040. The mix of underlying funds will gradually become more conservative over time.

Effective December 6, 2004, the Fidelity funds impose restrictions on transfers between Fidelity funds. If a participant exchanges in and out of a fund over a 30-day period, this is considered a "roundtrip transaction." Each participant is limited to one roundtrip transaction during any 90-day period. Fidelity will send a warning letter notifying the participant that he or she engaged in a roundtrip transaction. If the participant engages in a second roundtrip transaction during this 90-day period, the participant will be sent a suspension notice from Fidelity and will be prohibited from making any additional purchases of that fund for an 85-day period. If a participant engages in four roundtrip transactions with respect to all Fidelity funds within any 12 month period, that participant will be limited to one exchange each calendar quarter for a one-year period.

Administration

Fidelity is the trustee and custodian for the Plan and Fidelity Investments Institutional Operations Company (FIIOC) is the record keeper for the plan.

Benefits

Benefits are paid in one lump sum upon death, disability, retirement, or termination. Participants who are actively employed and have attained the age of 59 ½ may withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals upon approval by the Plan Administrator, a representative of the Company's management.

Administrative Expenses

Certain administrative expenses, including loan maintenance, brokerage account fees, and in-service withdrawal fees, are paid by the participants. Other expenses (such as legal, audit, and consulting fees) incurred in the administration of the Plan are paid by the Company.

Continued--

1. Description of Plan (Continued)

Loans

Participants in the Plan may borrow from their account balance. A participant may borrow an amount greater than or equal to $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the 12 months preceding the loan request or (b) 50% of the total account balance minus current outstanding loan balances.

Principal is repaid through payroll deductions for a period of up to five years, except for loans made for purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participants' account balances. During 2005 and 2004, interest rates on outstanding loans ranged from 4.00% to 10.00%.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. Benefits payable at year end are not accrued as they are considered to be a component of net assets available for benefits.

Investment Valuation

Investments in mutual funds are stated at fair value based on quoted market prices, which represents the net asset value of shares held by the Plan at year end.

Investments in the Stock Fund are stated at fair value based on the quoted market price on the last business day of the year for Company common stock and the fair value of short-term liquid investments necessary to satisfy the fund's cash needs for transfers and payments.

Investments in common collective trusts are valued at net asset value as provided by the trustee.

Other investment securities are stated at fair value based on their quoted market prices on the last business day of the year.

Participant loans are valued at cost, which approximates fair value.

Investment Transactions and Investment Income

Investment transactions are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments that consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Continued--

2. Summary of Significant Accounting Policies (Continued)

Contributions

Employer and employee contributions are recorded in the period in which payroll deductions are made from the employee's compensation.

Benefit Payments

Benefit distributions are recorded when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Net Appreciation in Fair Value

	December 31, 2005
Waters Corporation Stock Fund	$ (5,726,604)
Common Stock	757,853
Mutual Funds	5,550,328
Corporate Bonds	374
Other	(50,737)
Net appreciation in fair value of investments	$ 531,214

4. Related-Party Transactions

Certain Plan investments are shares of mutual funds or common collective trusts managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity or its affiliates for administrative services amounted to $35,737 for the year ended December 31, 2005. Transactions with respect to participant loans and the Stock Fund also qualify as party-in-interest transactions.

During the year ended December 31, 2005, the Plan purchased units in the Stock Fund in the amount of $1,407,513, sold units in the Stock Fund in the amount of $3,084,927, had net investment depreciation of $5,726,604, administrative expenses of $14,183, and interest and dividend income of $58,350 in the Stock Fund. The total value of the Plan's investment in the Stock Fund was $24,209,196 and $31,568,824 at December 31, 2005 and 2004, respectively.

5. Plan Amendment and Termination

In March 2005, the Plan lowered the automatic distribution threshold from $5,000 to $1,000.

The Company expects to continue the Plan indefinitely; however, it has the right to modify, amend or terminate the Plan at any time subject to the provisions of the IRC and ERISA. No such modification or amendment, however, shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan. If the Plan is terminated, participants will remain 100% vested in their account balances.

6. Tax Status

The IRS has determined and informed the Company by a letter dated April 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. A new letter has not been applied for. The Plan Administrator believes that the Plan is designed and is currently being operated in accordance with all applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Subsequent Event

In February 2006, the Company acquired the net assets of the food safety business of VICAM Limited Partnership (VICAM). On April 5, 2006, the Company's Board of Directors voted to provide eligibility and vesting credit to individuals previously employed by VICAM, effective February 27, 2006.

WATERS EMPLOYEE INVESTMENT PLAN

Form 5500 – Schedule H, Line 4i
Schedule of Assets Held at End of Year
as of December 31, 2005

EIN: 04-3234558
Plan Number 002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current value
Common stock fund				
	Fidelity Management Trust Company (FMTC)	Cash	N/A	$ 780,795
	FMTC	Waters Corporation Stock	N/A	23,428,402
	Total common stock fund			24,209,197
Mutual Funds				
*	FMTC	Fidelity Puritan Fund	N/A	24,304,695
*	FMTC	Fidelity Magellan Fund	N/A	28,895,166
*	FMTC	Fidelity Growth Company Fund	N/A	13,552,118
*	FMTC	Fidelity Growth & Income Portfolio	N/A	12,710,467
*	FMTC	Fidelity Intermediate Bond Fund	N/A	8,349,847
*	FMTC	Fidelity Low-Priced Stock Fund	N/A	16,801,825
*	FMTC	Fidelity Diversified International Fund	N/A	22,511,485
	FMTC	AIM Constellation Fund A	N/A	12,061,249
	FMTC	Washington Mutual Investors Fund	N/A	1,903,805
*	FMTC	Fidelity U.S. Bond Index Fund	N/A	5,104,487
*	FMTC	Spartan U.S. Equity Index Fund	N/A	5,482,317
	FMTC	Templeton Developing Markets Trust A	N/A	4,380,743
*	FMTC	Fidelity Retirement Government Money Market Portfolio	N/A	16,183,726
	FMTC	Davis New York Venture Fund	N/A	630,490
	FMTC	American Beacon Small Cap Value Fund	N/A	1,752,448
*	FMTC	Fidelity Freedom Income Fund	N/A	309,297
*	FMTC	Fidelity Freedom 2000 Fund	N/A	353,545
*	FMTC	Fidelity Freedom 2010 Fund	N/A	2,402,205
*	FMTC	Fidelity Freedom 2020 Fund	N/A	3,249,746
*	FMTC	Fidelity Freedom 2030 Fund	N/A	1,850,968
*	FMTC	Fidelity Freedom 2040 Fund	N/A	1,119,334
	Total mutual funds			183,909,963
Participant loans Receivable				
	Total participant loans receivable	Interest rate ranging from 4.00 to 10.00%	-	4,670,862
Self-directed funds				
	FMTC	Self-Directed Brokeragelink Option	N/A	16,262,878
Common collective trusts				
*	FMTC	Fidelity Managed Income Portfolio	N/A	752,990
	Total investments			**$ 229,805,890**

* Party-in-interest

The registered independent accounting firm's report should be read with this supplementary schedule

CCR
CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive | Westborough, MA 01581 | 508.926.2200 | 508.616.2943 fax | www.ccrgroup.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-60054) of Waters Corporation of our report dated June 15, 2006 relating to the financial statements of the Waters Employee Investment Plan, which appears in this Form 11-K.

Carlin, Charron & Rosen LLP

Westborough, Massachusetts
June 26, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-60054) of Waters Corporation of our report dated June 28, 2005 relating to the financial statements of the Waters Employee Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
June 26, 2006